SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 24, 2024

KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision of Merger

1. Type of Merger	KT Corporation will absorb KT NexR (Small-scale merger) • Surviving Entity (Listed): KT Corporation • Merged Entity (Not listed): KT NexR
2. Purpose of Merger	To enhance operational efficiency
3. Major Impact and Effects of Merger	As of current date, KT DS holds 100% of KT NexR shares. KT Corp. plans to acquire 100% of such shares from KT DS on October 2, 2024. The merger between the surviving entity and the merged entity will be at a merger ratio of 1.0000000:0.0000000. After completion, KT Corp. will be the surviving entity, while KT NexR will be dissolved. This merger is a non-capital increase merger, which means that there will be no issuance of new shares. Therefore, there will be no changes in the ownership of KT Corp.’s major shareholders or their ownership percentages after the merger is completed.
4. Merger Ratio	KT Corp. : KT NexR = 1.0000000:0.0000000
5. Basis for Merger Ratio Calculation	KT Corp. plans to acquire 100% of KT NexR shares from KT DS on October 2, 2024. As of the merger date, KT Corp., as the parent company, will merge with its wholly owned subsidiary KT NexR with a 1.0000000:0.0000000 merger ratio through a non-capital increase merger.
6. External Evaluation	According to Article 165-4 of the Capital Market and Financial Investment Business Act and Article 176-5 of the Enforcement Decree of the same Act, when a company that owns the total shares of another company merges without issuing new shares, there is no obligation to obtain an evaluation from an external evaluation institution. As this merger falls under this provision, no external evaluation has been obtained.
7. Details of Entity to be Merged (as of recent fiscal year, unit: KRW)	Name of Company	KT NexR
	Business Sector	Development and operation of big data platform
	Relationship with KT	Affiliated Company
	Total Assets	8,477,240,815	Capital Stock	2,073,333,500
	Total Liabilities	6,265,360,610	Revenue	16,831,790,236
	Total Equity	2,211,880,205	Net Income	-917,557,234
	External Audit	Anjin Deloitte	Audit Opinion	Unqualified
8. Merger Schedule	Merger Agreement Date		September 26, 2024
	Shareholder Record Date		October 10, 2024
	Period for Submitting Opinions of Opposition		From October 10, 2024 to October 24, 2024
	Period for Submitting Opposition for Credit Holders		From November 13, 2024 to December 13, 2024
	Date of Merger		December 26, 2024
	Expected Date of Merger Registration		December 27, 2024
9. Appraisal Right	According to Article 527-3 of the Commercial Act, which follows the procedure for small-scale mergers, shareholders of KT will not be granted appraisal rights.
10. Date of Board Resolution	September 24, 2024 (All 8 outside directors have attended.)